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                                RDA Corporation
                       1954 Greenspring Drive, 7th Floor
                           Timonium, Maryland 21093

                               October 10, 2001

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

     Re: RDA Corporation -- Registration Statement on Form S-1 filed on June 2, 2000 (File No. 333-38456)

Ladies and Gentlemen:

     RDA Corporation (the "Company") hereby requests to withdraw, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company's registration statement on Form S-1, filed on June 2, 2000, as amended on August 23, 2000 and October 17, 2000 (File No. 333-38456). This request is being made because the Company believes that it is not in the best interests of the Company or its stockholders, in light of the current condition of the U.S. capital markets, to issue the Company's equity securities to the public at the present time. No securities of the Company were sold in connection with this offering. The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).


                                               Sincerely,

                                               /s/ Stephen F. Kupres

                                               Stephen F. Kupres
                                               Chief Financial Officer
                                               RDA Corporation